UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com
PRESS RELEASE

ARCADIS AGREES TO SELL EUROCONSULT TO MOTT MACDONALD

Arnhem, the Netherlands – March 8, 2007 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company has announced today that it has agreed to sell its subsidiary ARCADIS Euroconsult to Mott MacDonald for an undisclosed amount. Last year, Euroconsult produced gross revenues of € 33 million with about 125 people. The deal is expected to be closed towards the end of March 2007 and will not result in a book gain/loss.

The reason for the sale is that Euroconsult no longer fits into the ARCADIS strategy. Euroconsult works primarily on donor-financed projects in developing countries and has a strong track record in meeting global development aid needs. The company offers expertise in irrigation, water and rural land development and under the brand name BMB also provides institutional development services for the public, private and social sector.

Mott MacDonald is a management, engineering and development consultancy, serving the public and private sectors world-wide. It delivers solutions that add value to many areas of everyday life – from transport, energy, building, water and the environment to health and education, industry and communications. Mott MacDonald is an employee-owned company with a turnover of $1.2 billion and 10,000 staff. It considers the purchase of Euroconsult a strengthening of its international development activities.

“We believe that this step is good for ARCADIS as it fits in our goal of having focus in our business. We concentrate our efforts on building strong home market positions, while Euroconsult/BMB focuses on donor funded projects in developing countries. This step is also good for Euroconsult, as it now joins an organization where it is considered a strategic asset,” said Michiel Jaski, member of the Executive Board of ARCADIS.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and $1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact: Joost Slooten of ARCADIS NV at +31.26.3778604 or j.slooten@arcadis.nl  Please visit the website at www.arcadis-global.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 9, 2007	By:	/s/ C.M. Jaski
C.M. Jaski
Member Executive Board